SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

UNIFIEDONLINE, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90470w101
(CUSIP Number)

William R. Carter, Jr. UnifiedOnline!, LLC 2515 McKinney Ave. #1000 Dallas, TX 75201 (214) 438–0750
(Name, address and telephone number of person authorized to receive notices and communications)

October 26, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS UnifiedOnline! LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	903,825,954*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	903,825,954*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,825,954*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99%
14	TYPE OF REPORTING PERSON OC

* UnifiedOnline! LLC owned 400,000 shares of Series AA Preferred Stock of the issuer, which were convertible on or after May 15, 2014 into such number shares of common stock of the issuer sufficient to provide UnifiedOnline! LLC, in aggregate, ninety percent of all shares of common stock of the issuer on a fully diluted basis, to the extent sufficient shares of common stock are authorized.  The issuance of the foregoing number of shares was based on the number of fully diluted shares of common stock outstanding as of January 5, 2015 and 6,000,000,000 of shares of common stock authorized as reported in the issuer’s quarterly report on the Form 10-Q filed with the Securities and Exchange Commission on February 17, 2015.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”) of UnifiedOnline, Inc., a Delaware corporation, with its principal executive offices located at 22900 Shaw Road Suite 111 Sterling VA 20166 (“UOIP”).  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

This statement is being filed by UnifiedOnline! LLC, Delaware limited liability company (“UnifiedOnline!”).  The address of the principal business address for UnifiedOnline! is 2515 McKinney Ave. #1000, Dallas, TX 75201.  UnifiedOnline! is engaged in IP monetization business.  The sole member of UnifiedOnline! is William R. Carter, Jr.  During the last five years, the member has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In consideration for four hundred thousand (400,000) shares of Series AA Preferred Stock, UnifiedOnline! which were converted into 903,825,954 shares of Common Stock on October 26, 2015 (i) paid $16,753.80 in satisfaction of a contractual health insurance obligation of UOIP, (ii) caused $99,332.87 to be paid on behalf of UOIP to various vendors, and (iii) obtained the agreement of a certain lessor to temporarily forbear exercising non-payment default remedies.  The funds were provided to UnifiedOnline! by UO! IP NC, LLC, a North Carolina limited liability company.  UO! IP NC, LLC is ultimately owned and controlled by William R. Carter, Jr.

Item 4.	Purpose of Transaction.

On April 23, 2014, UOIP authorized the creation of its Series AA Preferred Stock pursuant to the terms and conditions of that certain Certificate of Designations, Preferences and Rights and Limitations of Series AA Preferred Stock (the “Certificate of Designations”).  The Certificate of Designations created four hundred thousand (400,000) shares of Series AA Preferred Stock.  On April 23, 2014, UOIP entered into a Subscription Agreement (the “Subscription Agreement”) with UnifiedOnline! pursuant to which UnifiedOnline! purchased four hundred thousand (400,000) shares of Series AA Preferred Stock of UOIP.

The Certificate of Designations provides that on or after May 15, 2014, to the extent sufficient shares of Common Stock of UOIP are authorized, the Series AA Preferred Stock is convertible into the shares of UOIP’s fully diluted Common Stock of such number sufficient to provide the holders thereof, in the aggregate, ninety percent (90%) of all shares of Common Stock of UOIP on a fully diluted basis.

UnifiedOnline! converted its Series AA Preferred Stock into Common Stock on October 26, 2015 with an effective date of January 5, 2015.  The purpose of the transaction reported above in this Item 4 is to exercise control over UOIP.  After conversion, Unified Online! Owns 99% of the outstanding shares of UOIP.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	As of the date of this filing, UnifiedOnline! owns 903,825,954 shares of Common Stock, which constitutes 99% of UOIP’s Common Stock issued and outstanding. UnifiedOnline! maintains sole voting and investment power over these shares.

(c)	Except as disclosed in Item 4, UnifiedOnline! did not effect any transactions in shares of UOIP during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 4 and 5 is incorporated by reference herein.  Other than as described elsewhere in this statement, UnifiedOnline! has no understandings, arrangements, relationships or contracts relating to UOIP’s securities which are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits.

Exhibit

Exhibit Number	Description

10.1
Subscription Agreement by and between Iceweb, Inc. and UnifiedOnline! LLC, dated April 23, 2014, filed by Iceweb, Inc. with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on the Form 8-K on April 30, 2014 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNIFIEDONLINE! LLC

Dated: November 13, 2015	By:	/s/
Name: William R. Carter, Jr.
Title: Sole Member